ОТКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО «СУРГУТНЕФТЕГАЗ»

ул.Кукуевицкого, 1, г.Сургут, Ханты-Мансийский автономный округ, Тюменская обл., Российская Федерация, 628415
Тел.: (3462) 42-61-33, 42-60-28 [redacted]4, 42-64-95

«11th» January 2007. | 07020492 | № 46-12-13

RECEIVED 2007 JAN 23 A 11:13

[hand over personally by courier]
Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

SUPPL

Re: Surgutneftegas ~~OJSC~~ AO (File No. # 82-4302–Rule 12g3-2(b)

Dear Sirs!

In connection with ~~OJSC~~ AO "Surgutneftegas" (hereinafter referred to as the "Company") exemption from submitting a complete set of accounts under Rule 12g3-2(b) adopted as an Amendment to the Securities Exchange Act of 1934, we hereby submit information on developments which may significantly affect the value of securities of OJSC "Surgutneftegas".

This material is furnished under paragraph (b) (1) (i) of Rule 12g3-2 of the Securities Exchange Act with the understanding that this information and documents are not to be registered by the Securities and Exchange Commission, and they are not able to entail liability in accordance with Section 18 of the Securities Exchange Act.

If you have any questions or remarks on the enclosed document, please do not hesitate to contact **Anton Molchanov** at **(7 495) 928 52 71** or **Andrey Serebryakov** at **(7 3462) 42 63 41.** Please date the stamp on the enclosed copy of this letter and return it to **Tatiana Makarkina, The Moscow Office of OJSC "Surgutneftegas", ul. Myasnitskaya, 34, Building 1, Moscow, Russian Federation, 101000.**

Enclosure: a copy of 3 pages.

PROCESSED
JAN 2 5 2007 E
THOMSON
FINANCIAL

Sincerely yours,

Andrey N. Serebryakov

Deputy Head of
Securities Department

Jw 1/23

ОТКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО «СУРГУТНЕФТЕГАЗ»

ул.Кукуевицкого, 1, г.Сургут, Ханты-Мансийский автономный округ, Тюменская обл., Российская Федерация, 628415
Тел.: (3462) 42-61-33, 42-60-28, факс (3462) 42-64-94, 42-64-95

«11» января 2007г.

№ 46-12-13

[вручить лично через курьера]

Комиссия по ценным бумагам и биржам,
Отделение корпоративных финансов
20549, Вашингтон, Н.В., округ Колумбия,
Пятая Стрит, 450
США

О направлении информации
о существенных событиях
(файл №82-4302), правило 12g3-2(b)

Уважаемые дамы и господа!

В связи с освобождением ОАО «Сургутнефтегаз» (далее «Общество») от предоставления полной отчетности согласно правилу 12g3-2(b), принятому в качестве поправки к Закону о торговле ценными бумагами 1934 года, направляем Вам сообщение о сведениях, которые могут оказать существенное влияние на стоимость ценных бумаг ОАО «Сургутнефтегаз».

Данный материал предоставляется в соответствии с разделом (b) (1) (i) правила 12g3-2 Закона о торговле ценными бумагами, при этом подразумевается, что данная информация и документы не будут зарегистрированными Комиссией по ценным бумагам и биржам, и они не могут повлечь ответственность в соответствии с разделом 18 Закона о торговле ценными бумагами.

Если у Вас возникают вопросы или замечания по поводу прилагаемого документа, просьба обращаться к **Антону Молчанову** по телефону **(7 495) 928 52 71** или к **Андрею Серебрякову** по телефону **(7 3462) 42 63 41.** Пожалуйста, проставьте дату на прилагаемой копии настоящего письма и перешлите его обратно на имя **Татьяны Макаркиной, Московское представительство ОАО «Сургутнефтегаз», по адресу: 101000 Россия, Москва, ул. Мясницкая, 34, Строение 1.**

Приложение: на 3 л. в 1 экз.

С уважением,

Заместитель начальника
управления ценных бумаг А.Н.Серебряков

Колесникова
(7 3462) 42 65 02

Сообщение о сведениях, которые могут оказать существенное влияние на стоимость ценных бумаг ОАО «Сургутнефтегаз»
«Об исключении ценных бумаг ОАО Сургутнефтегаз» из списка ценных бумаг, допущенных к торгам Некоммерческим партнерством «Фондовая биржа «Российская Торговая Система» и о включении ценных бумаг ОАО «Сургутнефтегаз» в список ценных бумаг, допущенных к торгам Открытым акционерным обществом «Фондовая биржа «Российская Торговая Система»

1. Общие сведения	
1.1. Полное фирменное наименование эмитента	*Открытое акционерное общество «Сургутнефтегаз»*
1.2. Сокращенное фирменное наименование эмитента	*ОАО «Сургутнефтегаз»*
1.3. Место нахождения эмитента	*Российская Федерация, Тюменская обл., г. Сургут, ул.Кукуевицкого, 1*
1.4. ОГРН эмитента	*1028600584540*
1.5. ИНН эмитента	*8602060555*
1.6.Уникальный код эмитента, присвоенный регистрирующим органом	*00155-А*
1.7. Адрес страницы в сети Интернет, используемой эмитентом для раскрытия информации	*www.surgutneftegas.ru*

2. Содержание сообщения
2.1. Полное фирменное наименование организатора торговли на рынке ценных бумаг, из списка ценных бумаг, допущенных к торгам на рынке ценных бумаг, которого исключены ценные бумаги ОАО «Сургутнефтегаз»: ***Некоммерческое партнерство «Фондовая биржа «Российская Торговая Система»***;
2.2. Вид, категория, тип, форма ценных бумаг ОАО «Сургутнефтегаз», исключенных из списка ценных бумаг, допущенных к торгам организатором торговли на рынке ценных бумаг: ***акции обыкновенные именные бездокументарные и акции привилегированные именные бездокументарные***;
2.3. Наименование котировального списка, из которого исключаются ценные бумаги ОАО «Сургутнефтегаз»: ***котировальный список «Б»***;
2.4. Полное фирменное наименование организатора торговли на рынке ценных бумаг, в список ценных бумаг, допущенных к торгам на рынке ценных бумаг, которого включены ценные бумаги ОАО «Сургутнефтегаз»: ***Открытое акционерное общество «Фондовая биржа «Российская Торговая Система»***;
2.5. Вид, категория, тип ценных бумаг ОАО «Сургутнефтегаз», включенных в список ценных бумаг, допущенных к торгам организатором торговли на рынке ценных бумаг: ***акции обыкновенные именные бездокументарные и акции привилегированные именные бездокументарные***;
2.6 Наименование котировального списка, в который включаются ценные бумаги ОАО «Сургутнефтегаз»: ***котировальный список «Б»***;
2.7. Сведения о прохождении процедуры листинга: ***в связи с переводом с 1.01.2007 организации торгов на Классическом рынке из НП РТС в ОАО «РТС» все обязанности по поддержанию листинга ценных бумаг ОАО «Сургутнефтегаз» переходят к ОАО «РТС».***

3. Подпись		
3.1. ***И.о. генерального директора ОАО «Сургутнефтегаз»***	________________	***Н.И.Матвеев***
3.2. Дата 09 января 2007 г.	М.П.	

Information on developments which may significantly affect the value of securities of OJSC "Surgutneftegas"
"On exclusion of the securities of OJSC "Surgutneftegas" from the list of securities admitted to trading by Non-profit partnership "Stock Exchange "Russian Trading System" and on inclusion of the securities of OJSC "Surgutneftegas" into the list of securities admitted to trading by Open Joint Stock Company "Stock Exchange "Russian Trading System"

1. General Information	
1.1. The Issuer's full corporate name	***Open Joint Stock Company "Surgutneftegas"***
1.2. The Issuer's abbreviated corporate name	***OJSC "Surgutneftegas"***
1.3. The Issuer's location	***ul. Kukuyevitskogo 1, Surgut, Tyumenskaya Oblast, Russian Federation***
1.4. The Issuer's OGRN code	***1028600584540***
1.5. The Issuer's taxpayer identification number (INN)	***8602060555***
1.6.The Issuer's unique code as assigned by the registering authority	***00155-A***
1.7. Website used by the Issuer to disclose information	***www.surgutneftegas.ru***

2. Message Content
2.1. Full corporate name of the trade institutor on securities market from quotation list of which the securities of OJSC "Surgutneftegas" were excluded: ***Non-profit partnership "Stock Exchange "Russian Trading System";***
2.2. Class, category (type), issue of the securities OJSC "Surgutneftegas" that were excluded from the list of securities admitted to trading by the trade institutor: ***ordinary and preferred non-documentary registered shares of OJSC "Surgutneftegas";***
2.3. Name of the quotation list from which the securities of OJSC "Surgutneftegas" is excluded: ***List "B";***
2.4. Full corporate name of the trade institutor on securities market into quotation list of which the securities of OJSC "Surgutneftegas" were included: ***Open Joint Stock Company "Stock Exchange "Russian Trading System";***
2.5. Class, category (type), issue of the securities OJSC "Surgutneftegas" that were included into the list of securities admitted to trading by the trade institutor: ***ordinary and preferred non-documentary registered shares of OJSC "Surgutneftegas";***
2.6. Name of the quotation list into which the securities of OJSC "Surgutneftegas" is included: ***List "B";***
2.7. Information on listing procedure: ***All obligations and responsibilities for***

47-15-09
10.01.2007

maintenance of listing of OJSC "Surgutneftegas" securities are devolved to OJSC "RTS" due to the fact that from January 1, 2007 all trading operations on the Classical market are moved from NP RTS to OJSC "RTS".

3. Signature

3.1. ***Acting Director General OJSC "Surgutneftegas"*** ____________________ ***Nikolai I. Matveev***

3.2. Date January 09, 2007 Stamp